March 11, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: China Recycling Energy Corporation
File No. 000-12536
Form 10-KSB/A-2 for the year ended December 31, 2006 filed March 6, 2008
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Wu:

We have reviewed your response letter dated March 5, 2008 and the above referenced filings and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A2

Item 8A Controls and Procedures, page 45

1.   Your response to our prior comment two does not address our request for revision of Item 8A. As previously requested, please revise your disclosures in Item 8A on page 45 to describe the effect of the restatement on your officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.

> If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers' conclusions.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please have your accountants revise their report to indicate the exact date of their report as it relates to the restatement.

3.   We noted the date of the restatement disclosed in your Item 4.02 Form 8-K is inconsistent with the date of the restatement disclosed in your accountants report included in the Form 10-KSB/A-2. Please revise as appropriate to clarify this conflict.

Certifications

4.   Please include your Chief Executive Officer Certification, Exhibit 31.1, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.   Please refer to Exhibit 31.2, the certification of your Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and revise your certification to exclude the title of the certifying individual from the opening sentence.

6.   Please revise the date of your Section 302 and Section 902 certifications as well as the date in the signature section on page 55 consistent with the filing date of the Form 10-KSB/A.

Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Financial Statements

Condensed Consolidated Balance Sheet

7.   We have read and considered your response to comments six relating to the amount reported as "Due from a third party." Consistent with your response, please revise the filing to disclose how you assessed the debtor's financial ability to pay this receivable and your determination that no loss accrual is needed.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant